                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   Form 11-K


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                      or

            [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                       Commission file number 000-24737


                 CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN

               (Full title of the Plan and address of the Plan, if different from that of the issuer named below)


                       CROWN CASTLE INTERNATIONAL CORP.
                            ----------------------

                          510 Bering Drive, Suite 500
                           Houston, Texas 77057-1457
                            ----------------------


            (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) PLAN


                               TABLE OF CONTENTS

                                                                                                             Page
Independent Auditors' Report                                                                                   1

Financial Statements
  Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000                        2

  Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended
  December 31, 2001 and 2000                                                                                   3

  Notes to Financial Statements                                                                                4

Schedule 1

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                               9

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
        Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

Signature                                                                                                     10

Exhibit
  23.1 Consent of KMPG LLP, Independent Auditors                                                              11

                         Independent Auditors' Report

To the Plan Administrator for the
 Crown Castle International Corp.
 401(k) Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Crown Castle International Corp. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of formulating an opinion on the financial statements taken as a whole. The supplemental schedule included as Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
June 13, 2002

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2001 and 2000

                         Assets                                   2001        2000
                                                             ------------  -----------
Interest bearing cash                                        $     41,175  $    17,405
Investments (note 3):
     Registered investment companies                           10,109,622    7,981,272
     Common stock                                                 594,720      602,959
     Participant loans                                            234,449      182,142
                                                             ------------  -----------
                 Net assets                                    10,979,966    8,783,778

Receivables:
     Interest                                                         --           666
     Participant contributions                                    120,023      105,629
     Sponsor contributions                                      1,120,881      805,821
                                                             ------------  -----------
                 Total receivables                              1,240,904      912,116
                                                             ------------  -----------
                 Net assets available for plan benefits      $ 12,220,870  $ 9,695,894
                                                             ============  ===========

See accompanying notes to financial statements.

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 2001 and 2000

                                                                                    2001           2000
                                                                                ------------   ------------
Additions:
     Additions to net assets attributed to:
        Investment income:
           Net realized gain (loss) and unrealized appreciation
              (depreciation) on investments (note 3)                            $ (2,732,265)  $ (1,998,034)
           Dividends and interest                                                    108,881        523,661
           Other income                                                                1,297            --

        Contributions:
           Participant                                                             3,922,106      2,425,172
           Sponsor                                                                 2,453,190      1,579,071
           Rollovers                                                                 493,713        592,656
                                                                                ------------   ------------
                 Total additions                                                   4,246,922      3,122,526

Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                                              1,690,482        723,440
        Other expenses                                                                31,464          5,000
                                                                                ------------   ------------
                 Total deductions                                                  1,721,946        728,440
                                                                                ------------   ------------
                 Net increase                                                      2,524,976      2,394,086

Net assets available for benefits:
     Beginning of year                                                             9,695,894      7,301,808
                                                                                ------------   ------------
     End of year                                                                $ 12,220,870   $  9,695,894
                                                                                ============   ============

See accompanying notes to financial statements.

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

(1)  Plan Description

     The following description of the Crown Castle International Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for more complete information.

     (a)  General

          The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the Company). PNC Bank, N.A. is the trustee of the Plan, and serves as both the custodian and the recordkeeper. The Plan was established on May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by a plan administrator appointed by the Company.

     (b)  Contributions

          Eligible employees (participants) may elect to contribute from 1% to 15% of their biweekly compensation as a salary reduction contribution on a before-tax basis. These salary reduction contributions are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds and Crown Castle International Corp. Common Stock. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. Additional discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

     (c)  Participant Accounts

          Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

     (e)  Participant Loans

          Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of prime + 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.


                                                                     (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

    (f)  Payment of Benefits

         Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan.

    (g)  Forfeitures

         Company contributions and earnings thereon that have not become vested, and have been forfeited by the withdrawal of participants' savings in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan. Excess forfeitures are applied to reduce the Company's contributions required under the Plan. Amounts forfeited were $144,251 in 2001.

    (h)  Termination of Plan

         In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants.

(2) Summary of Significant Accounting Policies

    (a)  Basis of Financial Statements

         The accompanying financial statements have been prepared on the accrual basis. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

    (b)  Investment Income

         Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

    (c)  Investments

         Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

         Investment transactions are accounted for on a trade-date basis.

         In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

                                                                     (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

     (d)  Contributions

          Participant contributions are recorded on a biweekly basis as they are withheld from the participant's wages.

     (e)  Distributions to Participants

          Distributions to participants are recorded when applications for withdrawals are processed by the recordkeeper.

     (f)  Expenses

          The Company pays for all Plan administrative expenses.

(3)  Investment Programs

     PNC Bank, N.A. acts as custodian of the Plan assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 2001. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

     .  BlackRock Money Market Portfolio                           .  American Century International Growth Fund
     .  Fidelity Advisor Government Investment Fund                .  American Century Equity Growth Fund
     .  Janus Advisor Flexible Income Fund                         .  INVESCO Blue Chip Growth Fund
     .  Fidelity Advisor Growth & Income Fund                      .  Janus Advisor Growth & Income Fund
     .  American Century Income & Growth Fund                      .  Fidelity Advisory Mid-Cap Fund
     .  Fidelity Advisor Growth Opportunities Fund                 .  Crown Castle International Corp. Stock
     .  Janus Advisor Worldwide Fund                               .  American Balanced Fund
     .  Federated Max Capital Index                                .  Janus Advisor Capital Appreciation

     The following presents investments that represent 5% or more of the Plan's assets:

                                                           December 31,
                                                   ---------------------------
                                                       2001            2000
                                                   -----------      ----------
BlackRock Money Market Portfolio                   $   948,513      $       --
Fidelity Advisor Growth & Income Fund                  551,420              --
Fidelity Advisor Growth Opportunities Fund             550,049         529,410
INVESCO Blue Chip Growth Fund                          766,014         982,974
Janus Advisor Capital Appreciation Fund              2,219,867              --
Janus Advisor Growth & Income Fund                   1,176,623         854,354
Janus Olympus Fund                                          --       1,043,149
Janus Twenty Fund                                           --       1,043,562
Janus Advisor Worldwide Fund                           835,429         637,147
Crown Castle International Corp. Stock Fund            594,720         602,959
Fidelity Advisor Mid-Cap Fund                        1,038,783         587,204


                                                                     (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(2,732,265) and $(1,998,034), respectively, as follows:

                                               2001            2000
                                          -------------   -------------
     Mutual funds                         $  (2,107,440)  $  (1,881,586)
     Common stock                              (624,825)       (116,448)
                                          -------------   -------------
                                          $  (2,732,265)  $  (1,998,034)
                                          =============   =============

(4)  Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                    December 31,
                                              ------------------------
                                                 2001          2000
                                              ----------    ----------
     Net assets:
          Common stock                        $  594,720    $  602,959
                                              ==========    ==========

                                                            Year ended
                                                           December 31,
                                                               2001
                                                           -----------
     Changes in net assets:
          Contributions                                    $   670,309
          Net depreciation                                    (624,825)
          Participant withdrawals                              (48,774)
          Administrative expenses                               (4,949)
                                                           -----------
                                                           $    (8,239)
                                                           ===========

                                                                     (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

(5)  Federal Income Taxes

     The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferred arrangement and has requested a favorable determination letter from the Internal Revenue Service. The determination letter has not yet been received. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Plan and the Internal Revenue Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(6)  Loans to Participants

     Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot generally exceed the lesser of $50,000 or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the plan administrator, generally 1% above the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

(7)  Prohibited Transaction

     The Company experienced unintentional delays in submitting fiscal year 2000 employee contributions in the amount of $8,786. In 2001, the Company reimbursed the Plan for estimated lost interest of $666 caused by these late contributions.

(8)  Subsequent Events

     During 2002, certain amendments to the Plan were approved, including, without limitation, certain mandatory requirements and optional provisions (including removal of the 15% of annual salary limitation on employee contributions) as a result of changes to the applicable provisions of the IRC by the Economic Growth and Tax Relief Reconciliation Act of 2001.

                                                                      Schedule 1

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN
                                EIN: 76-0470458
                               Plan Number: 001

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

         Identity of issue, borrower,                                                                            Current
           lessor, or similar party                          Description of investment                            value
  ---------------------------------------       --------------------------------------------------            -------------
*       BlackRock Funds                            BlackRock Money Market Portfolio                           $     948,513
        Fidelity Investments                       Fidelity Advisors Government Investment Fund                     222,195
        Janus Capital Corporation                  Janus Advisor Flexible Income Fund                               357,510
        Fidelity Investments                       Fidelity Advisor Growth & Income Fund                            551,420
        Fidelity Investments                       Fidelity Advisor Growth Opportunities Fund                       550,049
        Janus Capital Corporation                  Janus Advisor Worldwide Fund                                     835,429
        American Century Investments               American Century International Growth Fund                       262,576
        American Century Investments               American Century Equity Growth Fund                              315,952
        American Century Investments               American Century Income & Growth Fund                            406,896
        American Century Investments               American Balanced Fund                                           457,557
        INVESCO Funds                              INVESCO Blue Chip Growth Fund                                    766,014
        Janus Capital Corporation                  Janus Advisor Growth & Income Fund                             1,176,623
        Janus Capital Corporation                  Janus Advisor Capital Appreciation                             2,219,867
        Fidelity Investments                       Fidelity Advisor Mid-Cap Fund                                  1,038,783
        Federated Investments                      Federated Max Capital Index Fund                                     238
*       Crown Castle International Corp.           Common Stock                                                     594,720
*       Participants                               Participant loans with various rates of interest
                                                      from 8.75% to 9.50% and various
                                                      maturity dates through 2005                                   234,449
                                                                                                              -------------
                                                                                                              $  10,938,791
                                                                                                              =============

*  Party-in-interest

See accompanying independent auditors' report.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         CROWN CASTLE INTERNATIONAL CORP.
                                                  401(K) PLAN
                                                 (Name of Plan)



                                         By /s/ WESLEY D. CUNNINGHAM
                                           -----------------------------
                                           Wesley D. Cunningham
                                           Senior Vice President,
                                           Chief Accounting Officer
                                           and Corporate Controller

Date: June 28, 2002